January 17, 2023


ATTN: Division of Corporation Finance Office of Trade & Services
c/o Nicholas Lamparski
c/o Mara Ransom

Re: Decentralized Crypto Financial Inc.
       Amendment No. 7 to Offering Statement on Form 1-A
       Filed January 17, 2023
       File No. 024-11353


We have reviewed your seventh official comment letter with respect to our amended offering statement. Please note that we have submitted a seventh Form 1-A as well as our amended offering circular and necessary exhibits via the EDGAR database. It is our hope that our changes and explanations fully satisfy and incorporate your comments and concerns. Below you will find your suggested amendments from your most recent comment letter, with our responses keyed to those comments. In many of our responses, we are directing you to specific locations in our amended offering circular where you will be able to find our changes or amendments. We have also provided you, when applicable, the amended language now contained in the offering circular. We appreciate your helpful and insightful review. We request your favorable consideration of our adjustments.



General
1. We note your response to comment 1 and reissue in part. We acknowledge the change in your offering statement stating that you have 500 million outstanding shares of common stock, when previously you had disclosed 300 million. However, as per your Certification of Incorporation you have 500 million authorized and per Item 6 of Part I of your offering circular, you have so far issued 300 million unregistered securities. Please revert the language to its original form to clearly distinguish between the number of shares authorized for issuance as compared to the number of shares actually issued and outstanding.

DeCryptoFi Response: We have reverted the language and fillable forms to reflect 300 million shares Outstanding and 500 million shares authorized for issue.